Exhibit 23.1

Consent of Liggett, Vogt & Webb, P.A.

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Puradyn Filter Technologies Incorporated (the "Company") of our report dated March 27, 2014 with respect to the consolidated balance sheets of the Company as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the two years then ended included in the Company's Annual Report on Form 10-K for the year ended December 31, 2013, and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ Liggett, Vogt & Webb, P.A.

Liggett, Vogt & Webb, P.A.

Certified Public Accountants

Boynton Beach, Florida

June 27, 2014